December 12, 2006

Via EDGAR and Hand Delivery

Jeffrey Riedler

Gregory S. Belliston

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC  20549

Re:	Obagi Medical Products, Inc.
Registration Statement on Form S-1, Amendment No. 5
Filed December 12, 2006
File No. 333-137272

Dear Mr. Riedler and Mr. Belliston:

                On behalf of Obagi Medical Products, Inc. (“Obagi” or the “Company”), we are responding to the Staff’s letter dated December 6, 2006 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Obagi is filing pre-effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with this response letter.  For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

Report of independent registered public accounting firm, page F-2

1.                          Please remove the prelude to the report regarding the stock split in the amendment for which you will request effectiveness and include an updated consent from your accountants.

In response to the Staff’s comments, we have removed the prelude to the report regarding the stock split and have included an updated consent from our accountants.

We would very much appreciate the Staff’s prompt review of Amendment No. 5.  Should you have any follow-up questions, please call Molly Gardner at (212) 847-8757 or the undersigned at (212) 847-8742.

Sincerely,

/s/ Heller Ehrman LLP

Heller Ehrman LLP
Kevin T. Collins

cc:	Steven R. Carlson
Obagi Medical Products, Inc.